Tesla Exempt Solicitation

Notice of Exempt Solicitation (Voluntary Submission)

Pursuant to Rule 14a-103

Name of the Registrant: Tesla, Inc.

Name of persons relying on exemption: Nia Impact Capital

Address of persons relying on exemption: 4900 Shattuck Ave #3648, Oakland, CA 94609

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, and is made voluntarily.

The proponents urge you to vote FOR the stockholder proposal number 8, at the Tesla Annual Meeting of Shareholders on June 13, 2024. The proposal requests the preparation of a report describing and quantifying the effectiveness and outcomes of Tesla’s efforts to prevent harassment and discrimination against its protected classes of employees.

SUMMARY OF THE PROPOSAL

The resolution asks that the Board of Directors commission an independent review of the effectiveness and outcomes of the company’s efforts to prevent harassment and discrimination against its protected classes of employees, and issue a public report summarizing the findings.

The supporting statement suggests that, in its discretion, the Board may wish to consider including in the report disclosures such as:

●	the total number and aggregate dollar amount of disputes settled by the company related to abuse, harassment or discrimination in the previous three years;
●	the total number of pending harassment or discrimination complaints the company is seeking to resolve through internal processes, arbitration, or litigation;
●	the retention rates of employees who raise harassment or discrimination concerns, relative to total workforce retention;
●	the aggregate dollar amount associated with the enforcement of arbitration clauses;
●	the number of enforceable contracts for current or past employees which include concealment clauses, such as non-disclosure agreements or arbitration requirements, that restrict discussions of harassment or discrimination; and
●	the aggregate dollar amount associated with agreements containing concealment clauses.

This report should not include the names of accusers or details of their settlements without their consent and should be prepared at a reasonable cost and omit any information that is proprietary, privileged, or violative of contractual obligations.

RATIONALE FOR SUPPORT OF THE PROPOSAL

In April 2024, a federal judge allowed a U.S. Equal Employment Opportunity Commission (EEOC) lawsuit to proceed that alleges Black employees at Tesla’s Fremont, California, manufacturing facilities have experienced pervasive racial discrimination.1 These allegations included repeated use of the N-word by non-Black managers and employees to address Tesla’s Black employees.2

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1 https://www.eeoc.gov/newsroom/eeoc-sues-tesla-racial-harassment-and-retaliation

2 https://www.cbsnews.com/sanfrancisco/news/tesla-racial-discrimination-lawsuit-to-proceed/

In March 2024, nearly 6,000 Black employees were granted temporary permission to proceed with a class action suit against Tesla by Alameda County Superior Court for failing to address harassment and discrimination. Employees have alleged that complaints to the Tesla human resources department went unanswered. 3

These suits join that of California’s Department of Fair Employment and Housing, which sued Tesla after receiving hundreds of complaints that employees were subjected to racial slurs; segregated and discriminated against in job assignments, pay, and promotion; and faced retaliation when they reported their experiences.4

While large employers will face occasional claims and isolated incidents of bias or discrimination, allegations of workplace racism at this scale and severity are unusual. We are concerned that the Board appears to be providing insufficient oversight of Tesla’s workplace environment and the effectiveness of its human resources systems. Investors therefore need the additional information requested in the proposal to be sure the Company has good governance over these issues.

In its statement in opposition to this proposal, the Board states “We believe that it is essential to provide all employees, world-wide, with a respectful and safe working environment where all employees can achieve their potential. As a result, we do not tolerate discrimination, harassment, retaliation or any mistreatment of employees in the workplace or work-related situations.” After a description of a number of programs, the effectiveness of which investors cannot know without the reporting requested in this proposal, the Board continues, “We remain committed to creating and maintaining a respectful and inclusive workplace, and the steps we have taken to prevent and address harassment and discrimination throughout our workforce, and will continue to challenge and defend ourselves against any allegations to the contrary.”

Investors should be concerned by Tesla’s intention to “challenge and defend” itself against all harassment and discrimination allegations, but not provide the data requested in proposal 8. The requested data would both reassure concerned investors and help ward off the Northern Californian attorneys5 Tesla has blamed for the many claims before it. If the Board’s claims about the strength of Tesla’s workplace practices are true, the requested data should proactively show a well-functioning and effective human resources system that prevents harassment and discrimination incidents.

When Boards are insufficiently responsive to abuse by their executives, managers, or employees they put shareholders’ investments at risk. Investors are requesting the report outlined in Proposal 8 because workplace abuse, harassment, and discrimination can result in substantial costs to companies, including costs related to employee turnover, increased absenteeism and reduced productivity, as well as legal costs – all of which can impact shareholder’s investments in the company. It may also lead to difficulties in recruiting high quality employees, something that Tesla needs to remain innovative and at the forefront of a quickly moving technological landscape.

At Wynn and Twentieth Century Fox there have been successful derivative suits brought based on the boards’ failures to exercise appropriate oversight. At Pinterest, shareholders sued the company’s executives, alleging a breach of fiduciary duty by “perpetrating or knowingly ignoring the long-standing and systemic culture of discrimination and retaliation.”6As part of its agreement settling that suit, Pinterest pledged $50 million to overhaul its workplace culture and promote diversity, and it agreed to release former employees from NDAs.7 The Company should demonstrate its better management of these workplace equity issues in order to avoid similar litigation.

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3 https://www.hcamag.com/us/news/general/nearly-6000-black-employees-at-tesla-allowed-to-collectively-sue-for-discrimination-harassment/479491

4 https://qz.com/2126548/why-is-california-suing-tesla/

5 https://www.cbsnews.com/sanfrancisco/news/tesla-racial-discrimination-lawsuit-to-proceed/

6 https://www.institutionalinvestor.com/article/b1phvnsfffr2bp/Retirement-System-Sues-Pinterest-Board-and-Execs-Over-Discrimination

7 https://www.nytimes.com/2021/11/24/technology/pinterest-discrimination-settlement.html

As long-term investors in Tesla, we believe that the ability to establish and maintain a constructive and functional workplace is a hallmark of a company with a sound, sustainable and profitable long-term strategy. For all these reasons, Tesla’s shareholders want increased transparency of the requested data, policies and practices so we can better evaluate whether:

·	there is alignment between Tesla’s stated policies and actions;

·	the Board is meeting its oversight obligations; and

·	the company is effectively working to prevent harassment and discrimination in the workplace.

We urge Tesla’s shareholders to vote FOR PROPOSAL 8, which would provide investors with key information about both the effectiveness and outcomes of our company’s efforts to prevent employee harassment and discrimination.

For questions regarding Proposal 8, please contact Meredith Benton, Whistle Stop Capital, benton@whistlestop.capital, (415) 384-9895.

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The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the resolution filer.

Please do not send us your proxy card; Nia Impact Capital is not able to vote your proxies, nor does this communication contemplate such an event. To vote your proxy, please follow the instructions on your proxy card.